Exhibit 99.44
HIGHLIGHTS
Expressed in Canadian Dollars unless otherwise noted

	Three Months Ended
	March 31,
	2008	2007

		Restated
Oil and natural gas sales, net of transportation	$10,101,369	$3,807,895

Production per day
Oil and natural gas liquids (Bbl/d)	330	196
Natural gas (Mcf/d)	10,972	4,871
Equivalence at 6:1 (BOE/d)	2,159	1,008

Sales Price
Natural gas ($/Mcf)	$7.40	$6.36
Oil and natural gas liquids ($/Bbl)	$94.18	$63.94
Equivalence at 6:1 ($/BOE)	$52.02	$43.15

EBITDA[1]	$1,600,495	$309,524

Funds from operations[2]	$3,317,143	$(137,663)
—per share, basic and diluted[2]	$0.11	$(0.01)

Net income (loss) before other items	$885,858	$(1,511,382)

Net loss	$(2,158,880)	$(1,797,694)
—per share, basic and diluted	$(0.07)	$(0.07)

Capital expenditures	$15,251,192	$12,424,071

Basic weighted average shares outstanding	29,242,344	24,858,902

Working capital (deficiency)
—As at March 31, 2008		$(20,223,111)
—As at December 31, 2007		$(17,146,851)

As at May 28, 2008
Common Shares	29,374,144
Warrants outstanding	1,692,000
Options outstanding	2,554,400
Weighted average exercise price	$2.10

(1)	EBITDA is a non-GAAP measure and represents net income (loss) before interest expense, income taxes, depreciation, depletion and accretion as defined on page 2 of this Management’s Discussion and Analysis (“MD&A”).

(2)	Funds from operations is also a non-GAAP measure as defined on page 2 of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion and analysis of the operating and financial results of Petroflow Energy Ltd. (“Petroflow” or the “Company”) is for the three months ended March 31, 2008 and is provided by management as of May 28, 2008. It should be read in conjunction with Petroflow’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2008 and 2007. All dollar amounts are presented in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information including the Company’s Annual Information Form may be found on the Company’s website at www.petroflowenergy.com and on the SEDAR web site at www.sedar.com.
FORWARD-LOOKING INFORMATION
This discussion and analysis contains forward-looking information relating to future events. In some cases, forward-looking information can be identified by such words as “anticipate”, “continue”, “estimate”, “except”, “forecast”, “may”, “will”, “project”, “should”, “believe” or similar expressions. In addition, statements relating to “reserves” or “resources” are forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities estimated and can be profitably produced in the future.
These statements represent management’s best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management’s Discussion and Analysis and in the Company’s Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
NON-GAAP MEASURES
This document contains the terms “funds from operations”, which is a non-GAAP term. The funds from operations measurement is expressed before changes in non-cash working capital and is used by the Company to analyze operations, performance, leverage and liquidity. This term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities or net income (loss) as determined in accordance with GAAP as an indicator of the Company’s performance. The reconciliation between net loss and funds from operations can be found in the Statements of Cash Flows included in the audited consolidated financial statements noted above. The Company considers funds from operations to be a key measure that demonstrates ability to generate funds for future growth through capital investment. Funds from operations as presented does not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
Earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure of performance that describes earnings before interest, taxes, depletion and depreciation. The Company discloses this measure, which is based on its financial statements, because it considers this measure gives a greater understanding of the Company’s operating results and financial position.

BARREL OF OIL EQUIVALENCY
Natural gas reserves and volumes contained herein are converted to barrels of oil equivalent (“boe”) amounts using a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of oil (“6:1”). The terms “barrels of oil equivalent” may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. The reader should be aware that historical results are not necessarily indicative of future performance.
OVERALL PERFORMANCE
The Company’s production volumes for the three months ended March 31, 2008 averaged 2,159 boepd, 26% higher than the fourth quarter of 2007 and 117% higher than the three months ended March 31, 2007. The Company tied in 8 wells for production during the first quarter of 2008. Higher production, combined with stronger natural gas and crude oil prices increased funds from operations for the three months ended March 31, 2008 to $3.3 million, $4.4 million higher than the fourth quarter of 2007 and $3.4 million higher than the three months ended March 31, 2007.
Capital expenditures were $15.3 million for the three months ended March 31, 2008. During the first quarter of 2008, the Company completed 8 wells with a success rate of 100%. As of March 31, 2008 another 5 wells were in various stages of drilling or completion.
Debt, net of working capital, was $95.3 million at March 31, 2008, $17.4 million higher than at December 31, 2007 as a result of capital expenditures during the quarter being in excess of funds from operations. Subsequent to March 31, 2008 the Company had entered into an amended credit facility for an additional $23.5 million in additional to its existing bank lines of $64.5 million.
Oklahoma
The Hunton resource play in the State of Oklahoma is the Company’s primary asset and opportunity for future growth. Petroflow’s focus during 2008 was on drilling opportunities located on the area of mutual interest lands acquired by Petroflow under the terms of the farm-in agreement with Enterra Energy Trust (“Enterra”). The terms of this agreement allow for the Company to have a rolling option to drill wells on the basis of paying, as a percentage of Enterra’s working interest, 100% of the capital costs in the property to earn a 70% working interest. These percentages are proportional to Enterra’s working interest on a property by property basis, and generally result in the Company paying about 80% of costs to earn a 56% net working interest. The option to drill is subject to meeting minimum drilling commitments (including annual capital expenditures of approximately U.S. $30,000,000) as specified in a mutually agreed upon plan of development. The Company is the operator during the drilling process, with Enterra taking over operatorship once each well is put on production.
New Mexico
The San Juan basin is one of the largest coal bed methane producing areas in North America and is situated in New Mexico. The Company’s interest in the Juniper project, located in this basin, was purchased in August of 2005. There are approximately 12,000 acres under development in this property. The Company considers this to be a low cost area in which to drill and plans to further develop this area during 2008 while at the same time seeking opportunities to realize on this investment. Subsequent to March 31, 2008, the Company entered into a Purchase and Sale

Agreement to sell this property. The sale closed May 22, 2008 for gross cash proceeds of U.S. $29 million.
Texas
The Company purchased an operated oil producing property in the Permian Basin in Midland, Texas, in December of 2005. There was no drilling on this property during the three months ended March 31, 2008. The Permian Basin in Midland is considered to be a steady cash flow property and has a positive impact on the Company’s overall operations.
Canada (Alberta)
No capital expenditures were incurred in Canada during the three months ended March 31, 2008.
Petroflow’s growth has been driven through strategic acquisitions and the subsequent development of these properties. In 2005, the Company acquired a working interest in the Garrington area of Alberta, as well as in the Juniper, Brittany and Midland properties. In January 2006, the Company entered into the farm-in agreement with Enterra and commenced drilling on the farm-in acreage in March 2006. Petroflow’s growth since commencement of the farm-in agreement has predominantly come from its drilling activity in Oklahoma.
Over 80% of the Company’s 2008 production during the three months ended March 31, 2008 was natural gas, resulting in the Company’s revenues and earnings closely tracking changes in natural gas pricing. With this in mind, the Company has entered into financial derivative contracts to help manage these natural gas price fluctuations resulting in more predictable cash flow.
With the large production volume increases from 2005 to 2008, the Company has experienced a consistent increase in revenues, total assets, and capital expenditures. As the Company is actively growing and having to make substantial capital expenditures, long term debt and funds from operations balances have also been increasing year over year.
RESULTS OF OPERATIONS
Subsequent to publishing its financial statements for the years ended December 31, 2006 and 2007, Petroflow Energy Ltd. (the “Company”) discovered an error in accounting principles used in the preparation of its consolidated financial statements for the years ended December 31, 2006 and 2007 and the related interim periods. As a result, the Company has restated its 2007 annual consolidated financial statements. Additionally, the March 31, 2007 unaudited interim comparative consolidated financial statements have also been restated to correct the foreign translation of the Company’s wholly-owned U.S. subsidiary as indicated in note 14.
The restatement of the financial statements has no impact on cash balances previously reported. However, certain amounts in the statements of cash flows have been restated to reflect adjustments which include expenditures on property and equipment, amortization expense, changes in non-cash working capital, and unrealized foreign exchange gains and losses.

Production

	Three months ended March 31,
	2008	2007

Total Average Volumes
Oil & NGL (bbls)	30,067	17,648
Natural Gas (mcf)	998,416	438,429
Total (boe)	196,470	90,720

Daily Sales Volumes — Average
Oil & NGL (bbls/day)	330	196
Natural Gas (mcf/day)	10,972	4,871
Total (boe/day)	2,159	1,008

Volumes
Sales volumes for the three months ended March 31, 2008 increased over the three months ended March 31, 2007 by 117%, primarily due to the drilling program in Oklahoma. This activity has resulted in continual volume increases as new wells are drilled and completed.
Commodity Prices

	Three months ended March 31,
	2008	2007

Average Prices

Oil & natural gas liquids ($/bbl)	$94.18	$63.94
Natural gas ($/mcf)	$7.40	$6.36

$/boe	$52.02	$43.15

Average Benchmark Prices

Average exchange rate: US$ to Cdn$	$1.00	$1.17
WTI (US$/bbl)	$97.87	$58.23
Edmonton Light ($/bbl)	$98.16	$67.30
NYMEX (US$/mmbtu)	$8.93	$6.96
AECO natural gas ($/GJ)	$7.81	$7.07

Natural Gas
Natural gas sales for the three months ended March 31, 2008, compared to the same period in 2007 increased by 16% from $6.36 to $7.40, consistent with increases in benchmark NYMEX prices. The percentage increase is less than that of NYMEX as a higher percentage of the Company’s gas came from Oklahoma in the three months ended March 31, 2008, subject to a significant index differential.
In the first quarter of 2008, Petroflow commenced renegotiation of two of its three gas contracts in Oklahoma. The Company is currently receiving production revenues from Oklahoma under a letter of intent under the new pricing terms on one of these contracts, representing approximately 60% of its gas production from Oklahoma. Petroflow expects that overall oil and gas prices received will increase over what would otherwise have been realized by approximately 15%.
Oil and Natural Gas Liquids
For the three months ended March 31, 2008 compared to the same period in 2007, average prices increased from $63.94 to $94.18, consistent with the market price increase. A majority of the Company’s oil production in 2008 was received from Oklahoma which receives prices closer to WTI as opposed to production in Texas and Alberta, areas which produced the majority of Petroflow’s oil in the first quarter of 2007.
Oil and Gas Sales

	Three months ended March 31,
	2008	2007	Change

Oil and natural gas liquids	$2,831,731	$1,128,346	151%
Natural gas	7,388,379	2,786,250	165%

Total oil and natural gas revenues	$10,220,110	$3,914,596	161%

Gross revenues from oil, natural gas and natural gas liquids totaled $10.2 million for the three months ended March 31, 2008, and $3.9 million for the three months ended March 31, 2007, an increase of 161%. This increase is mostly attributable to a 117% increase in production due to the Company’s drilling activity on the Oklahoma 2007. During 2008, the Company put an additional 8 wells on production in Oklahoma. The increase in sales was also affected by the increase in sales revenue per mcf of natural gas of 16% in 2008 and sales revenue per bbl of oil and natural gas liquids of 47%, both as compared compared to the same period in 2007.
Derivative Instruments

	Three months ended March 31,
	2008	2007	Change

Unrealized loss	$2,981,107	$281,365	960%
Realized loss	$77,988	$—	100%
Per boe	$15.57	$3.10	100%

All derivatives contracts are recorded on the balance sheet at fair value. The Company has not designated any of its derivative contracts as effective accounting hedges, even through the Company considers all commodity contracts to be effective economic hedges. Therefore, changes in the fair value of the derivative contracts are recognized in net income for the period.
Fair value is calculated at a point in time based on an approximation of the amounts that would be received or paid to settle these instruments, with reference to forward prices. Accordingly, the magnitude of the unrealized gain or loss will continue to fluctuate with changes in commodity prices.
The fair value of the derivatives at March 31, 2008 was a liability of $3.7 million, comprised of a $0.9 million liability on oil contracts and a $2.8 million liability on gas contracts.

The three months ended March 31, 2008 includes a $3 million unrealized loss on derivatives compared to a loss of $0.3 million for the three months ended March 31, 2007. The unrealized loss on derivatives for the three months ended March 31, 2008 resulted from the change in the fair value of the derivative contracts during the quarter from a liability of $0.3 million at December 31, 2007 to a liability of $3.7 million at March 31, 2008. The $3.0 million loss was comprised of an $0.8 million unrealized loss on crude oil contracts, and a $2.2 million unrealized loss on natural gas contracts. The unrealized loss in the first quarter is primarily attributable to strong natural gas forward prices compared to December 31, 2007 and an increase in derivative instruments held.
The realized portion of the loss, $77,988 for the three months ended March 31, 2008 is the difference between actual prices in 2008 and the ceiling price to which the Company was entitled for in the applicable period.
The following tables outline the details of all the Company’s derivative contracts:
Crude Oil

	Volume per
Period	day (bbls)	Call Price	Put Price

January 1, 2008 - March 31, 2009	75	$72.80	$65.00
January 1, 2008 - December 31, 2008	75	$107.50	$75.00
January 1, 2009 - December 31, 2009	75	$100.50	$75.00
Natural Gas

	Volume per
Period	day (mmbtu)	Call Price	Put Price

January 1, 2008 - March 31, 2008	350	$10.90	$7.25
January 1, 2008 - March 31, 2008	350	None	$7.25
January 1, 2008 - March 31, 2008	1,750	$12.10	$7.50
January 1, 2008 - March 31, 2008	2,000	$9.50	$8.00

April 1, 2008 - September 30, 2008	350	$9.50	$6.00
April 1, 2008 - September 30, 2008	350	None	$6.00
April 1, 2008 - October 31, 2008	1,750	$9.70	$6.50
April 1, 2008 - October 31, 2008	2,000	$10.20	$7.00
April 1, 2008 - October 31, 2008	3,000	$10.70	$8.00

November 1, 2008 - March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 - March 31, 2009	2,000	$11.20	$8.00
November 1, 2008 - March 31, 2009	3,000	$13.55	$8.00

April 1, 2009 - September 30, 2009	2,000	$10.08	$7.00
April 1, 2009 - October 31, 2009	3,000	$9.03	$8.00

October 1, 2009 - December 31, 2009	2,000	$10.80	$7.50
The Company will also participate in the following physical hedges for 2008 for the three months ended March 31, 2008:
Approximately 775 mmbtu per day at a swap price of $7.00
Approximately 650 mmbtu per day at a swap price of $7.07

Royalties

	Three months ended March 31,
	2008	2007	Change

Royalties	$2,258,201	$1,011,404	123%
Per boe	$11.49	$11.15	3%

Royalties, which include severance taxes, were $2.3 million for three months ended March 31, 2008, compared to $1 million for the three months ended March 31, 2007. Expressed as a percentage of gross sales, the royalty rate declined in 2008 to 22% as compared to 26% in 2007. The decline is due to a higher percentage of sales being realized in Oklahoma in 2008. In Oklahoma, the Company receives a rebate of severance taxes on all of its production. The severance rebate amounts to approximately 6% of sales in Oklahoma. All horizontal wells drilled in Oklahoma are eligible for the rebate for a period of four years from commencement of production from the applicable well subject to reaching economic payout of the capital costs of the Company’s overall Oklahoma horizontal well drilling program.
Royalties per boe remain consistent for the three months ended March 31, 2008 as compared to the same period in 2007.
In response to industry concerns regarding the Alberta New Royalty Framework (the “Framework”), on April 10, 2008 the Government of Alberta announced two new royalty programs designed to encourage the continued development of deep oil and gas reserves. The new royalty programs are not expected to have an impact on the Company as only 4% of the Company’s sales are earned in Alberta.
Operating Expenses

	Three months ended March 31,
	2008	2007	Change

Operating expenses	$1,706,553	$872,622	96%
Per boe	$8.69	$9.62	(10%)

Operating expenses increased by 96% for the three months ended March 31, 2008 as compared to the same period in 2007. However, on a per boe basis, operating expenses decreased 10% to $8.69/boe from $9.62/boe in 2007. This decrease is the result of economies of scale related to increased production. As well, in Oklahoma, operating expenses in the early stage of the economic life of wells tend to be high especially when compared to other hydrocarbon production because of the expense involved in dewatering the wells. As the Company now has a number of wells in Oklahoma with declining water production, operating expenses per boe are also declining.

Transportation Costs

	Three months ended March 31,
	2008	2007	Change

Transportation costs	$118,741	$106,701	11%
Per boe	$0.60	$1.18	(49%)

Transportation costs represent the cost of delivering the Company’s petroleum products from the wellhead to various sales markets, and are incurred in direct proportion to the production capabilities of the Company’s wells. On a per boe basis, for the three months ended March 31, 2008, this expense decreased by 49% to $0.60/boe compared to $1.18/boe for the three months ended March 31, 2007. This overall decline is the result of higher gas volumes not subject to this change.
Depletion, Depreciation and Accretion (DD&A)

	Three months ended March 31,
	2008	2007	Change

		Restated
Depletion and depreciation	$2,188,125	$1,121,219	95%
Accretion on asset retirement obligation	$15,337	$22,883	(33%)

	$2,203,462	$1,144,102	93%

Per boe	$11.22	$12.61	(11%)

The total DD&A rate decreased to $11.22/boe for the three months ended March 31, 2008 compared to $12.61/boe for the same period in 2007. This decrease was the result of reserve levels increasing significantly relative to production volumes during 2008. Accretion expense has decreased for the three months ended March 31, 2008, because of an increase in estimated reserve life compared the three months ended March 31, 2007. The estimated reserve life has increased for the three months ended March 31, 2008 as future production decline rates are anticipated to be lower than in 2007. As well the Company anticipates commodity prices in future years to be higher than what was anticipated in 2006, thereby prolonging the estimated economic life of the wells.
General and Administrative Expenses

	Three months ended March 31,
	2008	2007	Change

General and administrative	$1,199,928	$1,093,469	10%
Stock-based compensation	$291,454	$234,564	24%

Total expense	$1,491,382	$1,328,033	12%

Per boe	$7.59	$14.64	(48%)

General and administrative expenses for the three months ended March 31, 2008 were $1.2 million compared to $1.1 million in 2007. General and administrative expense per boe decreased by 48%

from $14.64 for the three months ended March 31, 2007 to $7.59 for the same period in 2008 as a result of increased volumes in 2008.
Interest Expense

	Three months ended March 31,
	2008	2007	Change

Interest expense and financing expense	$1,574,018	$987,918	59%
Per boe	$8.01	$10.89	(26%)

Interest expense increased by 59% to $1,574,018 for the three months ended March 31, 2008. These increases are a result of higher debt levels for the three months ended March 31, 2008, when compared to the same periods in 2007. Interest expense did however, decrease on a per boe basis for the three months ended March 31, 2008 by 26% as compared to the prior period due to the significant growth in period-over-period production volumes.
At March 31, 2008, the Company had $66 million of bank debt outstanding compared to $33.4 million at March 31, 2007. Most of the Company’s debt consists of senior debt facilities provided by a syndicate of U.S. banking institutions. The interest rates charged by the bank are LIBOR plus 2.5% on the first U.S. $58.5 million of funds advanced and LIBOR plus 4% on the next U.S. $6 million.
Income Taxes
For the three months ended March 31, 2008, the Company did not recognize any future income taxes or recoveries. The Company is currently not taxable and does not expect to be taxable in the near future based on current capital spending and price forecasts.
Net Loss and Funds from Operations

	Three months ended March 31,
	2008	2007	Change

Net loss	$(2,158,880)	$(1,797,694)	20%

Per boe	$(10.99)	$(19.82)	(45%)

Funds from operations	$3,317,143	$(137,663)	(2,510%)
Changes in non-cash working capital	$(2,427,557)	$780,914	(411%)

Cash provided by operating activities	$889,586	$643,251	38%

The Company incurred a net loss in for the three months ended March 31, 2008 of $2.2 million compared to net loss of $1.8 million in 2007 primarily because of an unrealized loss on derivative instruments of $3 million recorded for the three months ended March 31, 2008.
The Company’s loss on a per boe basis decreased by 45% for the three months ended March 31, 2008 compared to the same period in 2007, due to the Company realizing the results of its expenditures – capital and administrative – in the form of more wells being brought on production and the resulting volume increases.

The Company’s funds from operations for the three months ended March 31, 2008 increased by $3,454,806 from a net source of funds in 2007 of $137,663 to a net source of funds of $3,317,143 in 2008. The improvement was due to the Company’s growth in oil and gas production revenues. The increase in revenues more than offset the modest increase in cash general and administrative expenses which are relatively consistent from 2007 to 2008.
SUMMARY OF QUARTERLY RESULTS
Quarterly Financial Information (Restated) (in thousands except for per share amounts)

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Oil and gas sales	$10,220	$6,361	$5,753	$5,965	$3,915	$2,641	$2,112	$1,923
Funds from operations	3,317	(1,092)	510	1,491	(138)	(1,669)	(484)	(612)
Per share — Basic and diluted	0.12	(0.04)	0.02	0.06	—	(0.07)	0.02	0.03
Net income (loss)	(2,159)	(3,792)	(1,271)	74	(1,797)	(2,880)	(1,158)	(2,013)
Per share — Basic and diluted	(0.07)	(0.14)	(0.05)	0.00	(0.07)	(0.12)	(0.04)	(0.08)
Total assets	120,764	103,029	88,923	82,686	74,873	66,110	41,705	37,016
Working capital deficiency	(20,223)	(17,147)	(53,021)	(53,947)	(46,299)	(33,251)	(12,856)	(2,641)
Quarterly fluctuations in sales volumes, cash flow and working capital deficiency primarily result from production increases due to acquisitions, volumes added through the Company’s drilling program, and changes in realized commodity prices, all of which can be extremely volatile.
Volume increases have occurred primarily though the Company’s drilling program in Oklahoma.
Natural gas prices have continued to be volatile through the past eight quarters. Prices began to increase in the second quarter of 2006 to the second quarter of 2007. However, prices began to decrease in the last half of 2007 and increase in the first quarter of 2008. These pricing fluctuations also occurred in oil and natural gas liquids pricing during the corresponding periods. Prices softened again in the first and second quarter of 2007, but regained strength in the last two quarters of 2007 and continued in the first quarter of 2008.
LIQUIDITY AND CAPITAL RESOURCES

	Quarter ended March 31,
	2008	2007	Change

Working capital deficiency	$(20,223,111)	$(46,299,145)	(56%)

Shareholders’ equity	$17,019,217	$17,709,425	(4%)

The Company’s growth strategy since March 2006 has been focused on continual drilling on its Hunton Resource play in Oklahoma. The development drilling has been financed primarily with bank debt in 2008, compared to equity and bank debt in 2007. In addition, the Company has used trade accounts payable under normal credit terms from its suppliers and cash flow from operations to continue the funding of its ongoing capital program. In this regard, at March 31, 2008, the Company had a working capital deficiency of $20.2 million.

Management expects to fund its 2008 operating and capital budget of approximately $69 million with a combination of funds generated from operations, issuing equity capital as needed and utilizing additional bank financing in the U.S. In February 2008, the Company received an increase of bank financing of US $11,000,000.
Effective April 11, 2008, the Company entered into an amended credit facility agreement (the “New Facility”) with a syndicate consisting of two U.S. banks. The New Facility is a US $200,000,000 credit facility composed of two tranches, “A” and “B”. In total the Company increased its available borrowing capacity by US $23.5 million to a total of US $88 million. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of US $82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds drawn. The “B” tranche matures on January 1, 2010, has a borrowing base of US $6 million, and bears interest at LIBOR plus 4%. Substantially all other terms remain the same as the Company’s previous loan facility.
As at March 31, 2008 the Company was either in compliance with its debt covenants or had received a waiver by the bank of specific defaults.
Shareholders’ equity decreased by 4% in the three months ended March 31, 2008 to $17,019,217, due primarily to the net loss incurred in the period.
As of May 26, 2008, the Company has 29,374,144 Common Shares and 2,554,400 options outstanding.
CAPITAL EXPENDITURES

	Three months ended March 31,
	2008	2007	Change

Capital Expenditures
Land and rentals	$170,984	$37,379	357%
Seismic	—	10,271	(100%)
Drilling and completions	9,211,646	8,484,927	9%
Equipment and facilities	3,828,485	3,872,117	(1%)
Assets under capital lease	1,975,015	15,198	12,895%
Other assets	65,063	4,179	1,457%

Total	$15,251,192	$12,424,071	23%

Capital expenditures increased by 23% for the three months ended March 31, 2008, compared to the same periods in 2007. In 2008, the Company spent a significant portion of its developmental drilling budget in Oklahoma where 5 wells were drilled, and 8 wells were put on production during 2008, all in the Oklahoma area. In three months ended March 31, 2007, the Company had drilled 6 wells (5 – Oklahoma; one – New Mexico) and brought 9 wells on production (4 – Oklahoma; 5- New Mexico). Part of the increase relates to the pace of drilling in Oklahoma. During the first quarter of 2008, the Company was continuously drilling with three rigs as compared to two rigs in the first quarter of 2007.
Capital expenditures include assets under capital lease resulting from an obligation that the Company entered into during 2006 as part of its farm-in agreement. The leased assets consist of two salt water disposal wells drilled in Oklahoma and completed during 2006 as well as infrastructure for all of the wells which were completed in 2007. The lease bears interest at 12%. The lease resulted in the capitalization of $1.9 million of additional expenditures for the three months ended March 31, 2008 compared to $15,198 in 2007.
Commitments
In August 2006, the Company signed two drilling contracts with a service provider whereby, effective at the end of July 2006, two rigs were available to the Company for its drilling program in Oklahoma. One rig has been contracted out at a cost of U.S. $17,000 per day for 730 days, or two years; this rig will subsequently be contracted out on a month to month basis. The second rig is contracted out at a cost of U.S. $17,000 per day for 1,096 days, or three years.
In April 2007, the Company signed a third drilling rig contract with the same service provider for a newer rig in June of 2007 at a rate of U.S. $22,000 per day for three years. The Company has the option under this third contract, with 45 days written notice; to switch one of the older rigs available under the August 2006 contracts for this newer rig should the Company not need a third rig.
OFF-BALANCE SHEET ARRANGEMENTS
No off-balance sheet arrangements were entered into during the three month period ended March 31, 2008.
RELATED PARTY TRANSACTIONS
As at March 31, 2008, $nil (2007 — $80,000) was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $195,000 is owed by the Company to MOG (December 31, 2007 — $220,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.
For the three months ended March 31, 2008, legal fees totalling $150,477 (2007 — $65,024) were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
As at March 31, 2008, $517,145 was due to the Company by a joint interest partner in which a director of the Company has an interest.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
On November 23, 2007, the ASC and the securities commissions in the other jurisdictions in which Petroflow is registered, exempted Venture Issuers from certifying disclosure controls and procedures as well as Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. Since Petroflow is a Venture Issuer it is now required to file “basic certificates”, which it has done for the quarter ended March 31, 2008.
CRITICAL ACCOUNTING ESTIMATES
The significant accounting policies used by Petroflow are disclosed in the notes to Petroflow’s December 31, 2007 consolidated financial statements. Certain accounting policies require that management make appropriate decisions when formulating estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Manager reviews the estimates regularly. The emergence of new information and changed circumstances may result in actual results or changes in estimated amounts that differ materially from current estimates. Petroflow might realize different results from the application of new accounting standards published, from time to time, by various regulatory bodies. An assessment of Petroflow’s significant accounting estimates is discussed in the MD&A filed with Petroflow’s audited consolidated financial statements for the year ended December 31, 2007.
NEW ACCOUNTING STANDARDS
Effective January 1, 2008, the Company implemented the provisions of CICA Handbook Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures”, and Section 3863 “Financial Instruments – Presentation”.
Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. This Section specifies disclosure about objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. Sections 3862 and 3863 establish standards for the presentation and disclosure of information that enable users to evaluate the significance of financial instruments to the entity’s financial position, and the nature and extent of risks arising from financial instruments and how the entity manages those risks.
The implementation of these new standards did not impact the Company’s financial results, however did result in additional disclosures.
FUTURE ACCOUNTING CHANGES
International Financial Reporting Standards (“IFRS”)
In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (IFRS) by 2011 and The Company will be required to report according to IFRS stands for the year ended December 31, 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosure.
Future Accounting Changes
In February 2008, the AcSB issued Section 3064, Goodwill and Intangible Assets and amended Section 1000, Financial Statement Concepts Clarifying the criteria for the recognition of assets, intangible assets and internal developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted. The Company is currently evaluating the impact these sections will have on its results of operations and financial position.